                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549


                                       FORM 8-K

                              CURRENT REPORT PURSUANT TO
                              SECTION 13 OR 15(d) OF THE
                           SECURITIES EXCHANGE ACT OF 1934

                            DATE OF REPORT:  MARCH 6, 1997


                            NORTHWEST AIRLINES CORPORATION
                ------------------------------------------------------
                (Exact name of registrant as specified in its charter)

                                       DELAWARE
                                      ----------
                    (State or other jurisdiction of incorporation)



         0-23642                                      95-4205287
         -------                                      ----------
  (Commission File Number)             (I.R.S. Employer Identification Number)



                           Northwest Airlines Corporation
                                2700 Lone Oak Parkway
                                Eagan, Minnesota 55121
                                    (612)726-2111
                 (Address, including Zip Code, and Telephone Number,
           Including Area Code, of Registrant's Principal Executive Office)



                                  Page 1 of _ Pages
                         The Exhibit Index Appears on Page _

ITEM 5:  OTHER EVENTS


MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

Northwest Airlines Corporation ("NWAC" or the "Company") reported net income of $536.1 million, the largest annual net income in the Company's history, and operating income of $1.05 billion for the year ended December 31, 1996. Primary earnings per share were $5.67 ($5.15 fully diluted) compared with $4.17 per primary share ($3.92 fully diluted) in 1995. Income before extraordinary item and operating income increased by $194.0 million and $140.4 million, respectively, compared with 1995. Excluding the impacts of preferred stock transactions in both periods and a 1995 extraordinary item, primary earnings per share were $4.93 ($4.48 fully diluted) compared with $3.02 ($2.85 fully diluted) in 1995. The improved profitability was primarily the result of increased passenger revenue and decreased interest expense.

Northwest Airlines, Inc. ("Northwest") is the principal indirect operating subsidiary of NWAC, accounting for more than 97% of the Company's 1996 consolidated operating revenues and expenses. The Company's operating results are significantly impacted by both general and industry economic environments. Small fluctuations in revenue per available seat mile ("RASM") and cost per available seat mile can have significant impacts on profitability.

RESULTS OF OPERATIONS - 1996 COMPARED TO 1995
OPERATING REVENUES. Operating revenues were $9.88 billion, an improvement of $795.6 million (8.8%). Revenue per total service available seat mile ("ASM") increased 2.8%. System passenger revenue (which represented 87% of total operating revenue) increased 10.8%. The increase was due to a 7.4% increase in scheduled service ASMs and a 3.3% increase in passenger RASM which was attributable to a .9% increase in system yield and a 2.2% (1.6 points) increase in passenger load factor.

The composition of the Company's operating revenues in each of the past three years is summarized below:

----------------------------------------------------------------
                            1996           1995           1994
----------------------------------------------------------------
PASSENGER REVENUE
  Domestic                  57.9%          56.1%          56.8%
  Pacific                   22.8           23.8           22.0
  Atlantic                   6.4            5.5            5.4
CARGO REVENUE                7.5            8.3            9.1
OTHER REVENUE                5.4            6.3            6.7
----------------------------------------------------------------
  Total operating
  revenues                 100.0%         100.0%         100.0%
----------------------------------------------------------------

Domestic passenger revenue of $5.72 billion increased $618.1 million (12.1%). A 6.3% increase in scheduled service ASMs and a 5.4% increase in RASM resulted in the improved performance. The increase in scheduled service ASMs resulted primarily from the addition of 19 aircraft, which allowed the Company to increase frequencies to 23 cities and enter seven new markets. The increase in RASM was largely driven by a 4.6% increase in yield which was favorably impacted by the lapsed federal taxes on airline tickets. See "Other
Information - U.S. Transportation Taxes". Pacific passenger revenue increased $92.4 million (4.3%) to $2.25 billion due to an 8.3% increase in scheduled service ASMs resulting primarily from new service to Beijing, China and additional frequencies due to higher utilization of existing aircraft.
However, RASM decreased by 3.8% because of a 7.5% decrease in yield which was somewhat mitigated by a 4.1% (3.1 points) increase in passenger load factor. The Pacific yield decreased primarily because of a weaker Japanese yen. The average yen per U.S. dollar exchange rate for the years ended December 31, 1996 and 1995 was 108 and 94, respectively, a weakening of the yen of 14.9%. Atlantic passenger revenue increased $125.9 million (24.9%) to $630.5 million due to a 12.0% increase in scheduled service ASMs and an 11.5% increase in RASM which was largely yield related.

Cargo revenue decreased $5.4 million (.7%) due to 1.4% fewer cargo ton miles. Cargo capacity was reduced because of increased passenger loads. Other revenue decreased $35.3 million (6.2%) due primarily to decreased charter activity.

OPERATING EXPENSES. Operating expenses increased $655.2 million (8.0%). While operating capacity increased 7.3% to 94.0 billion total service ASMs, operating expense per total service ASM increased 1.4%. Operating expense per total service ASM excluding stock-based compensation increased 5.1% to 8.52 cents largely related to higher fuel prices and increased maintenance costs. Salaries, wages and benefits increased $297.3 million (12.3%) due primarily to an increase in average full-time equivalent employees of 4.7% and the end of the Wage Savings Period as discussed under "Labor Agreements". The increase in full-time equivalent employees was attributable to the increased flying of 7.3% and increased traffic of 6.8%. Additionally, included in the increased salaries, wages and benefits expense was a $73.8 million unfavorable impact of pension expense due to a lower pension discount rate in 1996 compared to 1995. Non-cash stock-based employee compensation expense is a function of shares earned by employees and the period-ending common stock price. The 1996 stock-based compensation expense decreased to $242.8 million from $478.0 million for 1995 because fewer shares were earned by employees in 1996 (7.2 million common equivalent shares compared with 9.4 million common equivalent shares earned in
1995) and the common stock price used to measure expense decreased to a weighted average of $33.77 per share for 1996 from $51.00 per share for 1995. Aircraft fuel and related taxes increased 28.9% from $1.08 billion to $1.40 billion. A 20.8% increase in average fuel cost per gallon and an excise tax increase which was effective October 1995 caused $256.6 million of the increase with the balance attributable to increased flying. Commissions increased $27.9 million (3.3%) as a result of a 10.8% increase in passenger revenue somewhat offset by the impact of a decrease in the effective domestic commission rate. Aircraft maintenance materials and repairs increased $160.8 million (40.7%) due to a number of factors including the timing of maintenance activities, increased flying, higher engine overhaul costs and the impact of favorable vendor settlements in 1995. Other rentals and landing fees decreased $22.2 million (4.7%) due primarily to the weakening of the Japanese yen. Other expenses (the principal components of which include outside services, selling and marketing expenses, passenger food, personnel, advertising and promotional expenses, communication expenses and supplies) increased $86.5 million (4.8%) due primarily to increased volume and rates for outside services, promotional and personnel expenses.

OTHER INCOME AND EXPENSE. Interest expense-net decreased $124.8 million (32.2%) primarily due to the retirement of debt prior to scheduled maturity and the October 1995 restructuring of the Company's financing arrangement related to certain property in Japan. The foreign currency gain of $19.1 million was attributable to balance sheet remeasurement of foreign currency-denominated assets and liabilities. The $18.0 million benefit in other-net was largely due to a $25.5 million increase in income related to an equity investment in an affiliate offset by the payment of $10.9 million made related to the travel agency litigation settlement.

RESULTS OF OPERATIONS - 1995 COMPARED TO 1994

OPERATING REVENUES. Operating revenues were $9.08 billion, an improvement of $760.0 million (9.1%). Revenue per total service ASM increased 7.3%. System passenger revenue increased 10.7%. The increase was due to a 2.9% increase in scheduled service ASMs and a 7.5% increase in RASM which was attributable to a 2.6% increase in system yield and a 5.0% (3.4 points) increase in passenger load factor.

Domestic passenger revenue of $5.10 billion increased $369.7 million (7.8%). RASM increased 5.6% and scheduled service ASMs increased 2.1%. The increase in RASM resulted primarily from an increase in passenger load factor of 5.4% (3.5 points). Pacific passenger revenue increased $325.9 million (17.8%) to $2.16 billion. RASM increased 12.2% and scheduled service ASMs increased 5.1%. The increase in RASM resulted from a 5.0% (3.6 points) increase in passenger load factor and a 6.8% increase in yield (largely due to changes in the yen to dollar rate of exchange). Atlantic passenger revenue increased $56.3 million (12.6%) to $504.6 million due to an 11.6% increase in RASM which was largely due to a 9.8% increase in yield.

Cargo revenue decreased $4.6 million (.6%) due to 3.3% fewer cargo ton miles. Cargo capacity was reduced because of increased passenger loads. Other revenue increased $12.7 million (2.3%) due primarily to ticket exchange fee revenue and other incidental services provided to third parties, offset by decreased charter activity.

OPERATING EXPENSES. Operating expenses increased $686.2 million (9.2%). While operating capacity increased 2.1% to 87.6 billion total service ASMs, operating expense per total service ASM increased 7.2%. Excluding stock-based compensation in both periods, operating expense per total service ASM increased 2.0% largely related to increased load factor and strengthening of the Japanese yen. Salaries, wages and benefits increased $86.5 million (3.7%) due to an increase in average full-time equivalent employees of 2.4% and overtime, which were largely needed to handle the increased flying of 2.1% and increased traffic, and was partially offset by decreased pension expense. Non-cash stock-based employee compensation expense was $478.0 million and $107.2 million during 1995 and 1994, respectively. The stock-based compensation expense is a function of shares earned by employees during the period and the period-ending common stock price, which increased to $51.00 per share at December 29, 1995 from $15.75 per share at December 30, 1994. Commissions increased $70.3 million (9.1%) as a result of a 10.7% increase in passenger revenue and a higher Pacific effective commission rate, offset by the favorable impact of the new domestic commission structure implemented by Northwest in February 1995. Aircraft fuel and taxes increased $31.0 million (2.9%) due primarily to a 3.0% increase in gallons consumed. In October 1995, the United States increased taxes on aircraft fuel by 4.3 cents per gallon increasing expense for the fourth quarter of 1995 by $12.1 million. Other rentals and landing fees increased $40.2 million (9.2%) due largely to changes in foreign currency exchange rates and increased volume and rates for landing fees. Other expenses increased $86.2 million (5.1%) due primarily to increased volume and rates for selling and marketing fees and outside services.

OTHER INCOME AND EXPENSE. Investment income increased by $30.5 million (72.3%) due to increased invested cash. The foreign currency loss of $36.9 million was attributable to a $27.6 million loss on the balance sheet remeasurement of foreign currency-denominated assets and liabilities and a $9.3 million charge for Japanese yen collar option contracts. The $31.7 million unfavorable change in other-net for 1995 was largely due to miscellaneous licensing revenues received in 1994 and losses related to an equity investment in an affiliate in 1995.

Net income for 1995 included a $49.9 million net extraordinary gain which relates primarily to the restructuring of the Company's financing arrangement with respect to certain property owned in Japan. See Note E to Consolidated Financial Statements.

LIQUIDITY AND CAPITAL RESOURCES

During the past three years, the Company has substantially improved its financial position while also acquiring aircraft and commencing a program to upgrade existing aircraft. Cash flows provided by operating activities together with financing transactions have enabled the Company to reduce aggregate long-term debt and capital lease obligations, including current maturities, from $5.37 billion at December 31, 1993 to $2.83 billion at December 31, 1996, a reduction of 47.3%. In addition, the Company's common stockholders' equity became positive at December 31, 1996.

At December 31, 1996, the Company had cash and cash equivalents of $559.4 million, unrestricted short-term investments of $192.7 million and borrowing capacity of $486.8 million under its revolving credit facility, providing total available liquidity of $1.24 billion. In addition, the Company has the ability under another facility to borrow up to $240 million using existing aircraft as collateral. Cash flow from operating activities was $1.37 billion for 1996, $1.46 billion for 1995 and $1.38 billion for 1994. Net cash used in investing and financing activities during 1996, 1995 and 1994 was $1.66 billion, $1.08 billion and $1.05 billion, respectively.

INVESTING ACTIVITIES. Investing activities in 1996 pertained primarily to aircraft additions. The acquisition of 13 Boeing 757 aircraft, seven DC9-30 aircraft, three DC10-30 aircraft and two 747-200 aircraft; the purchase off lease of 13 DC-9 aircraft, seven 727 aircraft and two MD-80 aircraft; and the refurbishment of DC-9 aircraft account for most of the $1.21 billion of capital expenditures in 1996. Capital expenditures for 1995 pertain primarily to aircraft modifications, the acquisition of two Boeing 757 aircraft for sale-leaseback, the acquisition of 14 DC-9 aircraft and deposits on ordered aircraft. Capital expenditures for 1994 pertain primarily to aircraft modifications and the acquisition of 22 DC-9 aircraft.

FINANCING ACTIVITIES. Financing activities in 1996 pertained primarily to the sale and leaseback of seven Boeing 757 aircraft and the payment of debt and capital lease obligations, including the prepayments of $150 million of the term loan and $30 million of the term certificates. In October 1996, the Credit Agreement was amended to increase the term loan to $150 million and extend the final maturity to 2002. The revolving credit facility was increased to $500 million and the availability period was extended to 2001. In July 1996, the Company acquired from KLM 3,691.2 shares of NWAC Series A Preferred Stock and 2,962.8 shares of NWAC Series B Preferred Stock in exchange for $379 million of unsecured promissory notes which were repaid December 1996.

In October 1995 the Company completed a restructuring of its financing arrangement related to certain property the Company owns in Japan. As a result, long-term debt decreased by $695.9 million and was replaced by a $622.0 million non-recourse obligation with longer maturities which is reflected in the Company's balance sheet as a Mandatorily Redeemable Preferred Security of

Subsidiary which holds a solely non-recourse obligation of Company. In December 1995 the Company also retired the 1989 acquisition loan by prepaying the remaining $837 million loan outstanding using proceeds from a new credit facility and available funds. Also during 1995, Bankers Trust New York Corporation exchanged 1,727 shares of NWAC's Series B Preferred Stock for 2,050,000 shares of the Company's common stock. During 1994 the Company completed more than $1.78 billion in capital market transactions, including an initial public offering of common stock and refinancing of existing indebtedness, and substantially rescheduled its debt maturities.

See Note C to Consolidated Financial Statements for maturities of long-term debt for the five years subsequent to December 31, 1996, which do not exceed $225 million for any year.

CAPITAL COMMITMENTS. The current aircraft delivery schedule provides for the acquisition of 68 aircraft. See Notes I and M to Consolidated Financial Statements for additional discussion of aircraft capital commitments. Other capital expenditures and costs to commission presently owned aircraft that have not yet entered revenue service are projected for 1997 to be approximately $240 million and $130 million, respectively, which the Company anticipates funding primarily with cash from operations.

In addition, the Company has adopted programs to hushkit and modify 173 DC-9 aircraft to meet noise and aging aircraft requirements. As of December 31, 1996, the Company had hushkitted 79 of these 173 DC-9 aircraft. Capital expenditures for engine hushkits and aging aircraft modifications were $75 million in 1996 and are expected to aggregate $510 million during the next five years for these aircraft. The Company has also elected to upgrade aircraft systems and refurbish interiors for the 173 DC-9 aircraft. Capital expenditures associated with upgrading systems and interior refurbishment were $107 million in 1996 and are expected to aggregate $190 million during the next five years. In addition, the Company has adopted a program to hushkit and modify 29 727 aircraft, estimated to cost approximately $85 million over the next five years. The Company has arranged supplier financing of up to approximately $170 million for DC-9 and 727 engine hushkit shipsets.

The Company has also adopted a program to refurbish the interiors in 35 of its 747 aircraft and 26 of its DC-10 aircraft, estimated to aggregate $120 million over the next five years.

LABOR AGREEMENTS. The labor cost savings discussed in Note B to Consolidated Financial Statements, which improved the Company's 1993 to 1996 cash flow from operating activities, ended on July 31, 1996 for flight attendants, September 30, 1996 for mechanics, ground personnel and management and October 30, 1996 for pilots. The Company's agreements with the employee unions provide that wage scales at the end of the Wage Savings Period snapback to August 1, 1993 levels and potentially snap-up pursuant to formulae based in part on wage rates and wage rate increases at other large U.S. airlines. Consequently, at the end of the Wage Savings Period, salaries and wages increased by approximately $310 million on an annualized basis for both the snapbacks and snap-ups and financial reporting recognition of stock-based employee compensation expense ceased. Each of the unions representing the pilots and flight attendants has challenged the Company's calculation of the snap-up and these issues are now subject to arbitration.

The Company's labor contract with each of its unions became amendable as each labor cost savings agreement ended. Consequently, future labor wage rates and costs are subject to collective bargaining. While the Company cannot predict the wage rates that will ultimately be in effect (since such rates will be determined by collective bargaining), management believes that its labor costs will remain competitive in comparison to the largest carriers. The Company has identified and continues to identify various work rule changes and productivity improvements which, if incorporated into new labor agreements and work processes, would mitigate the effect of wage rate increases.

WORKING CAPITAL. The Company operates, like its competitors, with a working capital deficit which aggregated $793.3 million at December 31, 1996. The working capital deficit is attributable primarily to the $1.01 billion air traffic liability for advance ticket sales.

OTHER INFORMATION

INCOME TAXES. Sections 382 and 383 of the Internal Revenue Code of 1986 (the "Code") and the regulations thereunder impose limitations on the carryforward amounts of net operating losses ("NOLs"), alternative minimum tax net operating losses ("AMTNOLs") and credits that can be used to offset taxable income (or used as a credit) in any single year if the corporation experiences more than a 50% ownership change, as defined therein, over a three-year testing period ending on any testing date. See Note H to Consolidated Financial Statements for information regarding income taxes and NOLs, AMTNOLs and credits.

Management believes that an offering of outstanding common stock by existing stockholders in November 1995 triggered an ownership change, but that no ownership change occurred prior to such offering. If such an ownership change in fact occurred as a result of the November 1995 offering, management believes that even as limited by Sections 382 and 383 of the Code, the NOLs, AMTNOLs and credits would be used significantly earlier than their expiration, and the annual limitations would not have a material adverse impact on the Company. However, if the Internal Revenue Service (the "IRS") were to successfully assert that an ownership change had occurred on any prior date, including August 1, 1993 (the date of the labor cost savings agreements), the impairment of the Company's ability to use its NOLs, AMTNOLs and credit carryforwards would be significant because the value of the Company's stock on certain prior testing dates (which adversely affects the annual limitations described above) was relatively low, and such low value would be used in computing the annual limitations with respect to losses incurred prior to the testing date.

FOREIGN CURRENCY. In general, each time the yen strengthens (weakens), the Company's on-going operating income is favorably (unfavorably) impacted and a nonoperating foreign currency loss (gain) is recognized due to the remeasurement of net yen-denominated liabilities. The Company's 1996 yen-denominated revenues exceeded its yen-denominated expenses by approximately 70 billion yen (approximately $650 million) and its yen-denominated liabilities exceeded its yen-denominated assets by an average of 14.6 billion yen during 1996. The Company's operating income was negatively impacted by approximately $120 million due to a weaker yen in 1996 than in 1995. The yen to U.S. dollar exchange rate at December 31, 1996, 1995 and 1994 was 116 yen to $1, 103 yen to $1 and 100 yen to $1, respectively.

USE OF FINANCIAL INSTRUMENTS. From time to time, the Company uses a collar option strategy to hedge its anticipated yen-denominated net cash flows. There was no material impact on 1996 earnings associated with the Japanese yen collar option contracts. As of December 31, 1996, the Company had entered into collar option contracts to hedge approximately 85% of its first quarter 1997 yen net cash flows. See Note N to Consolidated Financial Statements. In the ordinary course of business, the Company manages the price risk of fuel costs utilizing both regulated exchange traded futures contracts and fuel swap agreements. Gains or losses on hedge contracts are deferred until the related fuel inventory is expensed. As of December 31, 1996, the Company had no material hedges for future fuel requirements.

U.S. TRANSPORTATION TAXES. The United States 10% passenger ticket tax applicable to domestic travel, the 6.25% domestic cargo waybill tax and the $6 per passenger international departure tax expired on December 31, 1995. Consequently, the Company ceased collecting these taxes (which aggregated $505 million in 1995) on January 1, 1996. These taxes were reinstated for tickets sold subsequent to August 27, 1996 for travel through December 31, 1996. The Company collected $146 million of such taxes during 1996. The taxes lapsed again on January 1, 1997 and Congress passed legislation which reauthorized these taxes for tickets sold from March 7, 1997 to September 30, 1997. The impact on future operating income of such reinstatement is uncertain.

STOCK REPURCHASE AUTHORIZATION. In December 1996, the Company's Board of Directors approved a stock repurchase program authorizing the Company to repurchase during the next two years up to five million shares of its Class A Common Stock. As of February 1997, the Company had not made any stock repurchases.

DETROIT MIDFIELD TERMINAL. In October 1996, the Company and Wayne County, Michigan (the "County") entered into an agreement pursuant to which, subject to the satisfaction of certain conditions set forth in the agreement, the Company will manage and supervise the design and construction of a $700 million terminal at Detroit Metropolitan Wayne County Airport. The new terminal is scheduled to be completed in 2001 and is anticipated to be funded from federal and State of Michigan grants, passenger facility charges and the County's issuance of airport bonds payable primarily from future passenger facility charges. The Company and the County have entered into agreements pursuant to which the Company will lease space in the new terminal for a term of 30 years from the date the terminal opens.

REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

To the Stockholders and Board of Directors Northwest Airlines Corporation

We have audited the accompanying consolidated balance sheets of Northwest Airlines Corporation as of December 31, 1996 and 1995, and the related consolidated statements of income, common stockholders' equity (deficit), and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Northwest Airlines Corporation at December 31, 1996 and 1995, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.



/s/Ernst & Young LLP
Minneapolis, Minnesota
January 21, 1997


CONSOLIDATED BALANCE SHEETS

Northwest Airlines Corporation                                                  December 31
--------------------------------------------------------------------------------------------------
(In millions)                                                               1996           1995
--------------------------------------------------------------------------------------------------
ASSETS

CURRENT ASSETS
  Cash and cash equivalents                                              $   559.4      $   850.9
  Short-term investments                                                     253.1          260.7
  Accounts receivable, less allowance
    (1996-$19.7; 1995-$21.5)                                                 656.1          700.3
  Flight equipment spare parts, less allowance
    (1996-$127.3; 1995-$111.8)                                               262.2          268.0
  Deferred income taxes                                                       95.5           82.8
  Prepaid expenses and other                                                 263.6          175.5
--------------------------------------------------------------------------------------------------
                                                                           2,089.9        2,338.2
--------------------------------------------------------------------------------------------------


PROPERTY AND EQUIPMENT
  Flight equipment                                                         4,724.0        4,050.7
  Less accumulated depreciation                                            1,107.6          953.5
--------------------------------------------------------------------------------------------------
                                                                           3,616.4        3,097.2
--------------------------------------------------------------------------------------------------


  Other property and equipment                                             1,484.2        1,487.4
  Less accumulated depreciation                                              560.1          505.2
--------------------------------------------------------------------------------------------------
                                                                             924.1          982.2
--------------------------------------------------------------------------------------------------
                                                                           4,540.5        4,079.4
--------------------------------------------------------------------------------------------------


FLIGHT EQUIPMENT UNDER CAPITAL LEASES
  Flight equipment                                                           927.4          940.9
  Less accumulated amortization                                              255.9          230.8
--------------------------------------------------------------------------------------------------
                                                                             671.5          710.1
--------------------------------------------------------------------------------------------------


OTHER ASSETS
  Investments in affiliated companies                                        164.4          154.1
  International routes, less accumulated
    amortization (1996-$216.3; 1995-$192.0)                                  751.4          775.7
  Other                                                                      294.0          354.8
--------------------------------------------------------------------------------------------------


                                                                           1,209.8        1,284.6
--------------------------------------------------------------------------------------------------
                                                                         $ 8,511.7      $ 8,412.3
--------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these consolidated financial statements.


                                                                               December 31
--------------------------------------------------------------------------------------------------
(In millions, except share data)                                            1996           1995
--------------------------------------------------------------------------------------------------

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

CURRENT LIABILITIES
  Air traffic liability                                                  $ 1,010.7       $  888.4
  Accounts payable and other liabilities                                     796.7          790.8
  Accrued compensation and benefits                                          456.8          361.6
  Accrued commissions                                                        177.4          214.7
  Accrued aircraft rent                                                      196.7          173.2
  Current maturities of long-term debt                                       144.4          329.7
  Current obligations under capital leases                                    61.7           62.1
  Short-term borrowings                                                       38.8           20.1
--------------------------------------------------------------------------------------------------
                                                                           2,883.2        2,840.6
--------------------------------------------------------------------------------------------------


LONG-TERM DEBT                                                             1,916.0        2,137.4
--------------------------------------------------------------------------------------------------


LONG-TERM OBLIGATIONS UNDER CAPITAL LEASES                                   710.5          779.1
--------------------------------------------------------------------------------------------------


DEFERRED CREDITS AND OTHER LIABILITIES
  Deferred income taxes                                                      947.2          772.5
  Long-term pension and postretirement health care benefits                  461.2          831.1
  Other                                                                      348.9          306.5
--------------------------------------------------------------------------------------------------
                                                                           1,757.3        1,910.1
--------------------------------------------------------------------------------------------------


MANDATORILY REDEEMABLE PREFERRED SECURITY OF SUBSIDIARY WHICH
  HOLDS SOLELY NON-RECOURSE OBLIGATION OF COMPANY - NOTE E
  (Redemption value 1996-$628.8; 1995-$715.4)                                549.2          618.4
--------------------------------------------------------------------------------------------------


REDEEMABLE PREFERRED STOCK
  Series A and B                                                             239.8          656.9
  Series C, liquidation value (1996-$371.0; 1995-$322.4)                     362.8          288.6
--------------------------------------------------------------------------------------------------
                                                                             602.6          945.5
--------------------------------------------------------------------------------------------------


COMMON STOCKHOLDERS' EQUITY (DEFICIT)
  Common stock, $.01 par value; shares authorized-315,000,000;
    shares issued and outstanding (1996-97,604,056; 1995-91,345,808)           1.0             .9
  Additional paid-in capital                                               1,151.1          970.7
  Accumulated deficit                                                       (945.2)      (1,517.8)
  Other                                                                     (114.0)        (272.6)
--------------------------------------------------------------------------------------------------
                                                                              92.9         (818.8)
--------------------------------------------------------------------------------------------------
                                                                         $ 8,511.7      $ 8,412.3
--------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------

CONSOLIDATED STATEMENTS OF INCOME

Northwest Airlines Corporation                                                   Year Ended December 31
------------------------------------------------------------------------------------------------------------------
(In millions, except per share amounts)                                     1996           1995           1994
------------------------------------------------------------------------------------------------------------------
OPERATING REVENUES
  Passenger                                                              $ 8,598.3      $ 7,762.0      $ 7,010.1
  Cargo                                                                      745.8          751.2          755.8
  Other                                                                      536.4          571.7          559.0
------------------------------------------------------------------------------------------------------------------
                                                                           9,880.5        9,084.9        8,324.9
------------------------------------------------------------------------------------------------------------------
OPERATING EXPENSES
  Salaries, wages and benefits                                             2,709.4        2,412.1        2,325.6
  Stock-based employee compensation                                          242.8          478.0          107.2
  Aircraft fuel and taxes                                                  1,396.9        1,083.8        1,052.8
  Commissions                                                                868.4          840.5          770.2
  Aircraft maintenance materials and repairs                                 556.2          395.4          396.0
  Other rentals and landing fees                                             454.0          476.2          436.0
  Aircraft rentals                                                           346.3          338.9          337.8
  Depreciation and amortization                                              377.7          358.1          357.4
  Other                                                                    1,875.0        1,788.5        1,702.3
------------------------------------------------------------------------------------------------------------------
                                                                           8,826.7        8,171.5        7,485.3
------------------------------------------------------------------------------------------------------------------
OPERATING INCOME                                                           1,053.8          913.4          839.6
OTHER INCOME (EXPENSE)
  Interest expense                                                          (269.8)        (401.2)        (387.2)
  Interest capitalized                                                         7.3           13.9            3.5
  Interest of mandatorily redeemable preferred security holder               (27.2)          (7.1)           -
  Investment income                                                           71.2           72.7           42.2
  Foreign currency gain (loss)                                                19.1          (36.9)         (20.2)
  Other - net                                                                 18.0          (11.3)          20.4
------------------------------------------------------------------------------------------------------------------
                                                                            (181.4)        (369.9)        (341.3)
------------------------------------------------------------------------------------------------------------------
INCOME BEFORE INCOME TAXES AND EXTRAORDINARY ITEM                            872.4          543.5          498.3
  Income tax expense                                                         336.3          201.4          202.8
------------------------------------------------------------------------------------------------------------------
INCOME BEFORE EXTRAORDINARY ITEM                                             536.1          342.1          295.5
  Net gain on extinguishment of debt (less applicable
   income taxes of $29.4)                                                      -             49.9            -
------------------------------------------------------------------------------------------------------------------
NET INCOME                                                                   536.1          392.0          295.5
  Preferred stock requirements                                               (37.5)         (57.8)         (59.3)
  Preferred stock transactions                                                74.5           58.9            -
------------------------------------------------------------------------------------------------------------------
NET INCOME APPLICABLE TO COMMON STOCKHOLDERS                             $   573.1      $   393.1      $   236.2
------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------
EARNINGS PER COMMON SHARE:
  PRIMARY
     Before effects of extraordinary item and preferred
       stock transactions                                                $    4.93      $    3.02      $    2.92
     Net gain on extinguishment of debt                                        -              .53            -
     Preferred stock transactions                                              .74            .62            -
------------------------------------------------------------------------------------------------------------------
     Earnings per common share                                           $    5.67      $    4.17      $    2.92
------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------
  FULLY DILUTED
     Before effects of extraordinary item and preferred
       stock transactions                                                $    4.48      $    2.85      $    2.87
     Net gain on extinguishment of debt                                        -              .49            -
     Preferred stock transactions                                              .67            .58            -
------------------------------------------------------------------------------------------------------------------
     Earnings per common share                                           $    5.15      $    3.92      $    2.87
------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these consolidated financial statements.



CONSOLIDATED STATEMENTS OF CASH FLOWS


Northwest Airlines Corporation                                                   Year Ended December 31
------------------------------------------------------------------------------------------------------------------
(In millions)                                                               1996           1995           1994
------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net income                                                              $  536.1       $  392.0       $  295.5
  Adjustments to reconcile net income to net cash provided
   by operating activities:
    Depreciation and amortization                                            377.7          358.1          357.4
    Income tax expense                                                       336.3          201.4          202.8
    Payment of income taxes                                                 (256.6)        (116.9)         (22.2)
    Stock-based employee compensation                                        242.8          478.0          107.2
    Pension and other postretirement benefit contributions
      (in excess of) less than expense                                        14.7          (97.6)          33.2
    Other - net                                                              (40.2)         (59.4)          18.8
    Changes in certain assets and liabilities:
      Decrease (increase) in accounts receivable                              18.6          (56.0)          89.8
      Decrease (increase) in flight equipment spare parts                     12.2          (59.7)         (45.2)
      Decrease (increase) in prepaid expenses and other                       (6.6)          28.3          233.9
      Increase (decrease) in air traffic liability                           122.3          127.3          (35.2)
      Increase (decrease) in accounts payable and other liabilities          (60.7)         243.3          149.7
      Increase (decrease) in accrued compensation and benefits                75.7           21.8           (6.5)
------------------------------------------------------------------------------------------------------------------
        Net cash provided by operating activities                          1,372.3        1,460.6        1,379.2
------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES
  Capital expenditures                                                    (1,205.3)        (569.5)        (156.1)
  Purchases of short-term investments                                       (501.2)        (659.3)        (992.1)
  Proceeds from maturities of short-term investments                         511.2          991.4          452.2
  Other - net                                                                (46.6)          (8.3)           1.3
------------------------------------------------------------------------------------------------------------------
        Net cash used in investing activities                             (1,241.9)        (245.7)        (694.7)
------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES
  Payment of long-term debt and capital lease obligations                   (550.4)      (1,279.3)      (1,493.7)
  Payment of short-term notes payable                                       (379.2)           -              -
  Proceeds from long-term debt                                               184.8          352.1        1,182.0
  Proceeds from sale and leaseback transactions                              350.0          100.0           10.9
  Issuance of common stock                                                     -              -            249.1
  Decrease in borrowings under revolving credit facility                       -              -           (272.2)
  Other - net                                                                (27.1)          (4.8)         (32.2)
------------------------------------------------------------------------------------------------------------------
        Net cash used in financing activities                               (421.9)        (832.0)        (356.1)
------------------------------------------------------------------------------------------------------------------
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                            (291.5)         382.9          328.4
Cash and cash equivalents at beginning of period                             850.9          468.0          139.6
------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of period                                $  559.4       $  850.9       $  468.0
------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents and unrestricted short-term
  investments at end of period                                            $  752.1       $  970.9       $  968.3
------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------
Available to be borrowed under revolving credit facility                  $  486.8       $  187.6       $  290.8
------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------
The accompanying notes are an integral part of these consolidated financial statements.


CONSOLIDATED STATEMENTS OF COMMON STOCKHOLDERS' EQUITY (DEFICIT)


Northwest Airlines Corporation
----------------------------------------------------------------------------------------------------------------------------------
                                                                           ADDITIONAL
                                                    COMMON STOCK             PAID-IN      ACCUMULATED
                                               SHARES          AMOUNT        CAPITAL        DEFICIT         OTHER          TOTAL
----------------------------------------------------------------------------------------------------------------------------------
BALANCE JANUARY 1, 1994                         58.0           $  .6       $ 253.2        $ (2,147.1)    $  (137.2)    $ (2,030.5)

Net income                                                                                     295.5                        295.5
Issuance of common stock                        20.4              .2         248.9                                          249.1
Shares earned by employees including
  shares issued to employee benefit plans        5.8                         121.4                                          121.4
Accrued cumulative dividends
  on Series A and B Preferred Stock                                                            (54.5)                       (54.5)
Accretion of Series C Preferred Stock                                                           (4.8)                        (4.8)
Tax benefit related to stock issued
  to employees                                                                10.0                                           10.0
Translation adjustments, net of
  income taxes                                                                                               (14.1)         (14.1)
Pension liability adjustment,
  net of income taxes                                                                                         53.9           53.9
Other                                             .1                           3.1                              .2            3.3
---------------------------------------------------------------------------------------------------------------------------------
BALANCE DECEMBER 31, 1994                       84.3             .8          636.6          (1,910.9)        (97.2)      (1,370.7)

Net income                                                                                     392.0                        392.0
Exchange of preferred stock for
  common stock                                   2.0                          37.9              58.9                         96.8
Shares earned by employees including
  shares issued to employee benefit plans        3.4                         280.3                                          280.3
Accrued cumulative dividends
  on Series A and B Preferred Stock                                                            (50.3)                       (50.3)
Accretion of Series C Preferred Stock                                                           (7.7)                        (7.7)
Tax benefit related to stock issued
  to employees                                                                 2.1                                            2.1
Translation adjustments, net of
  income taxes                                                                                                 1.7            1.7
Pension liability adjustment,
  net of income taxes                                                                                       (179.1)        (179.1)
Series C Preferred Stock
  converted to common stock                       .5                           8.1                                            8.1
Other                                            1.1             .1            5.7                .2           2.0            8.0
---------------------------------------------------------------------------------------------------------------------------------
BALANCE DECEMBER 31, 1995                       91.3             .9          970.7          (1,517.8)       (272.6)        (818.8)

Net income                                                                                     536.1                        536.1
Acquisition of preferred stock                                                                  74.5                         74.5
Shares earned by employees including
  shares issued to employee benefit plans        4.8                         137.5                                          137.5
Accrued cumulative dividends
  on Series A and B Preferred Stock                                                            (36.6)                       (36.6)
Accretion of Series C Preferred Stock                                                            (.9)                         (.9)
Tax benefit related to stock issued
  to employees                                                                 7.0                                            7.0
Translation adjustments, net of
  income taxes                                                                                                 (.1)           (.1)
Pension liability adjustment,
  net of income taxes                                                                                        157.5          157.5
Series C Preferred Stock
  converted to common stock                      1.0                          32.0                                           32.0
Other                                             .5             .1            3.9               (.5)          1.2            4.7
--------------------------------------------------------------------------------------------------------------------------------
BALANCE DECEMBER 31, 1996                       97.6           $1.0      $ 1,151.1        $   (945.2)    $  (114.0)    $     92.9
--------------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
BASIS OF PRESENTATION: Northwest Airlines Corporation ("NWAC") is a holding company whose principal indirect operating subsidiary is Northwest Airlines, Inc. ("Northwest"). The consolidated financial statements include the accounts of NWA Corp. and all subsidiaries (collectively, the "Company"). All significant intercompany transactions have been eliminated. Investments in 20% to 50% owned companies are accounted for by the equity method. Other investments are accounted for by the cost method.

Certain amounts for 1995 and 1994 have been reclassified to conform with the 1996 financial statement presentation.

BUSINESS: Northwest's operations comprise more than 97% of the Company's consolidated operating revenues and expenses. Northwest is a major air carrier engaged principally in the commercial transportation of passengers and cargo, directly serving more than 150 cities in 18 countries in North America, Asia and Europe. Northwest's global airline network includes domestic hubs at Detroit, Minneapolis/St. Paul and Memphis, an extensive Pacific route system with hubs at Tokyo and Osaka, and a transatlantic alliance with KLM Royal Dutch Airlines ("KLM") which operates through a hub in Amsterdam.

FLIGHT EQUIPMENT SPARE PARTS: Flight equipment spare parts are carried at average cost. An allowance for depreciation is provided at rates which depreciate cost, less residual value, over the estimated useful lives of the related aircraft.

PROPERTY, EQUIPMENT AND DEPRECIATION: Owned property and equipment are stated at cost. Property and equipment acquired under capital leases are stated at the lower of the present value of minimum lease payments or fair market value at the inception of the lease. Property and equipment are depreciated to residual values using the straight-line method over the estimated useful lives of the assets. Commencing with the acquisition of the parent of Northwest in 1989, estimated useful lives generally range from 4 to 25 years for flight equipment and 3 to 32 years for other property and equipment. Leasehold improvements are generally amortized over the remaining period of the lease or the estimated service life of the related asset, whichever is less. Property and equipment under capital leases are amortized over the lease terms or the estimated useful lives of the assets.

Effective January 1, 1996, the Company reports gains (losses) relating to the disposition of assets as part of operating expenses instead of other income (expense). Reclassifications increased operating income $11.2 million and $9.2 million for 1995 and 1994, respectively.

AIRFRAME AND ENGINE MAINTENANCE: Routine maintenance and airframe and engine overhauls are charged to expense as incurred. Modifications that enhance the operating performance or extend the useful lives of airframes or engines are capitalized and amortized over the remaining useful life of the asset.

FREQUENT FLYER PROGRAM: The estimated incremental cost of providing travel awards earned under Northwest's WorldPerks frequent flyer program is accrued. The Company sells mileage credits to participating companies in its frequent flyer program. A portion of such revenue is deferred and amortized as transportation is provided.

POSTRETIREMENT HEALTH CARE BENEFITS: The Company provides medical, dental and life insurance benefits to certain eligible retirees and their dependents. The expected future cost of providing such postretirement benefits is accrued over the service life of active employees.

OPERATING REVENUES: Passenger and cargo revenues are recognized when the transportation is provided. The air traffic liability represents the estimated value of sold but unused tickets and is regularly evaluated by the Company.

ADVERTISING: Advertising costs, included in other operating expenses, are expensed as incurred and were $120.4 million, $119.4 million and $120.4 million in 1996, 1995 and 1994, respectively.

EMPLOYEE STOCK OPTIONS: The Company uses the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" and related interpretations in accounting for employee stock options. Under the intrinsic value method, compensation expense is recognized to the extent the market price of the common stock exceeds the option price at the date of the grant.

FOREIGN OPERATIONS: Operating revenues from foreign operations, primarily in the Pacific region, totaled approximately $3.39 billion, $3.17 billion and $2.83 billion in 1996, 1995 and 1994, respectively. International routes are amortized on a straight-line basis, generally over 40 years. International operating route authorities are regulated by governmental policy and bilateral agreements between nations. Changes in such policies or agreements could favorably or adversely impact Northwest.

Assets and liabilities denominated in foreign currency are remeasured at current exchange rates with resulting gains and losses generally included in net income.

The Preferred Security (see Note E) and other assets and liabilities of certain properties located outside of the United States whose cash flows are primarily in the local functional currency are translated at current exchange rates, with translation gains and losses recorded directly to common stockholders' equity. The cumulative foreign translation loss, net of tax, was $39.4 million as of December 31, 1996.

INCOME TAXES: The Company accounts for income taxes utilizing the liability method. Deferred income taxes are primarily recorded to reflect the tax consequences of differences between the tax and financial reporting bases of assets and liabilities.

EARNINGS PER SHARE: Primary earnings per share is based on the weighted average number of common and common stock equivalent shares outstanding and includes the common stock shares earned by employees. Common stock equivalents include the dilutive effect of the assumed exercise of stock options using the treasury stock method. Primary earnings per share in 1996, 1995 and 1994 are based on 101,087,315 shares, 94,302,528 shares and 80,888,543 shares, respectively. For fully diluted earnings per share, both net income applicable to common stockholders and weighted average shares outstanding are adjusted as if the Series C Preferred Stock earned by employees was converted to common stock. Fully diluted earnings per share in 1996, 1995 and 1994 are based on 111,358,902 shares, 102,241,106 shares and 84,492,067 shares, respectively.

USE OF ESTIMATES: The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in its consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

NOTE B - LABOR AGREEMENTS
The Company's labor agreements provided for wage and other compensation savings (the "Actual Savings") by domestic employees, including management, and other cost reductions which aggregated $897 million over a 36 to 39 month period (depending on the labor group) (the "Wage Savings Period") which ended between August and November 1996. As part of an overall revised compensation plan provided by the labor agreements, the Company agreed, among other things, to issue to trusts for the benefit of participating employees 18,214,419 shares of a new class of Series C cumulative, voting, convertible, redeemable preferred stock (the "Series C Preferred Stock") and provided the union groups with three positions on the Board of Directors. The Company has authorized 25,000,000 shares of Series C Preferred Stock, par value $.01 per share.

Pursuant to a one-time special conversion right exercised in February 1994, the Company is issuing to certain of such trusts approximately 17.5 million shares of common stock (in lieu of approximately 9.1 million of the shares of Series C Preferred Stock that would have otherwise been issued). Information with respect to the shares issued to trusts for the benefit of employees is as follows (in millions):



-----------------------------------------------------------------------------------------------------------------------------------
                                                 SERIES C PREFERRED STOCK                            COMMON STOCK
-----------------------------------------------------------------------------------------------------------------------------------
                                            SHARES            SHARES    FINANCIAL      SHARES                SHARES      FINANCIAL
                                            TO BE     SHARES  HELD BY   STATEMENT      TO BE       SHARES    HELD BY     STATEMENT
                                            ISSUED    EARNED  TRUSTS     AMOUNT        ISSUED      EARNED    TRUSTS       AMOUNT
-----------------------------------------------------------------------------------------------------------------------------------
BALANCE JANUARY 1, 1994                      18.2       2.5        -   $    99.3           -           -           -       $   -
 Exercise of special conversion option       (9.3)     (1.4)       -       (62.7)       17.8         2.8           -        62.7
 Shares earned by employees                     -       2.9        -        48.5           -         5.0           -        58.7
 Shares issued to trusts                     (3.0)        -      3.0           -        (5.8)          -         5.8           -
 Accretion and other                            -         -        -         6.2           -           -           -           -
-----------------------------------------------------------------------------------------------------------------------------------
BALANCE DECEMBER 31, 1994                     5.9       4.0      3.0        91.3        12.0         7.8         5.8       121.4
 Shares earned by employees                     -       2.9        -       197.7           -         5.5           -       280.3
 Shares issued to trusts                     (1.8)        -      1.8           -        (3.4)          -         3.4           -

 Series C Preferred Stock
   converted to common stock                    -         -      (.4)       (8.1)          -           -          .5         8.1
 Withdrawals from trusts                        -         -        -           -           -           -        (2.0)          -
 Accretion                                      -         -        -         7.7           -           -           -           -
-----------------------------------------------------------------------------------------------------------------------------------
BALANCE DECEMBER 31, 1995                     4.1       6.9      4.4       288.6         8.6        13.3         7.7       409.8
 Shares earned by employees                     -       2.2        -       105.3           -         4.2           -       137.5
 Shares issued to trusts                     (2.6)        -      2.6           -        (4.8)          -         4.8           -
 Series C Preferred Stock
   converted to common stock                    -         -      (.8)      (32.0)          -           -         1.0        32.0
 Withdrawals from trusts                        -         -        -           -           -           -        (2.3)          -
 Accretion and other                           .2         -        -          .9         (.3)          -           -           -
-----------------------------------------------------------------------------------------------------------------------------------
BALANCE DECEMBER 31, 1996                     1.7       9.1      6.2     $ 362.8         3.5        17.5        11.2     $ 579.3
-----------------------------------------------------------------------------------------------------------------------------------


The final contribution of the Series C Preferred Stock and common stock to the trusts is scheduled for March 1997. The Series C Preferred Stock ranks junior to Series A and B Preferred Stock and senior to common stock with respect to liquidation and certain dividend rights. As long as the Class A Common Stock is publicly traded, no dividends accrue on the Series C Preferred Stock. Each share of the Series C Preferred Stock is convertible at any time into 1.364 shares of common stock. Consequently, at December 31, 1996 the aggregate 7.9 million shares of Series C Preferred Stock held by trusts and to be issued are convertible into approximately 10.8 million shares of common stock.

Series C Preferred Stock is required to be redeemed in 2003 for a pro rata share of Actual Savings ($371 million for the Series C Preferred Stock outstanding as of December 31, 1996 and to be issued). The Company has the option to redeem in cash, issue additional common stock, or use a combination thereof, to satisfy the redemption requirements. A decision to issue only additional common stock must be approved by a majority of the three directors elected by the holders of the Series C Preferred Stock. If the Company fails to redeem the Series C Preferred Stock, dividends accrue at the higher of (i) 12% or (ii) the highest penalty rate on any then outstanding series of preferred stock, and the employee unions receive three additional Board of Directors positions. The financial statement carrying value of the Series C Preferred Stock is being accreted over ten years commencing August 1993 to the ultimate redemption amount. Prior to 2003, the Company at its option may redeem in whole or in part the Series C Preferred Stock. The consent of the holders of the Series A and B Preferred Stock must be received in order to redeem or repurchase the Series C Preferred Stock.

Because of applicable accounting requirements, the Company recognized compensation expense for each year based on the values at the measurement date of the Series C Preferred Stock and the common stock earned by employees. Such non-cash stock-based compensation expense was calculated each month by (1) determining the aggregate current value of all Series C Preferred Stock and common stock earned by employees since the previous January 1 using current per share values as of the balance sheet date and then (2) subtracting the non-cash compensation previously recognized since January 1. The final measurement dates for 1996 coincided with the end of the Wage Savings Period for each of the labor groups and the final measurement date for 1995 and 1994 was December 31, 1995 and 1994, respectively. Any increase (decrease) in share value increased (decreased) non-cash compensation expense and the recorded effect in any month of a change in share prices was a function of all shares earned since the previous January 1.

Approximately ninety percent of the Company's employees are members of collective bargaining units. All of the labor agreements became amendable in 1996 at the end of the Wage Savings Period and hence future labor costs are subject to collective bargaining.

NOTE C - LONG-TERM DEBT AND SHORT-TERM BORROWINGS
Long-term debt consisted of the following (in millions, with interest rates as of December 31, 1996):



                                                                                                 December 31
-------------------------------------------------------------------------------------------------------------------
                                                                                             1996           1995
-------------------------------------------------------------------------------------------------------------------
Secured notes due through 2009, 7.0% weighted average rate (a)                            $   348.9      $   348.9
NWA Trust No. 2 aircraft notes due through 2012, 10.6% weighted average rate (b)              337.9          345.0
Equipment pledge notes due through 2013, 7.7% weighted average rate                           286.8          307.9
Sale-leaseback financing obligations due through 2020, 9.9% imputed rate (c)                  262.5          263.0
NWA Trust No. 1 aircraft notes due through 2006, 8.6% weighted average rate (d)               220.4          230.4
Senior unsecured floating rate notes due through 1998, 6.4% weighted average rate (e)         152.0              -
Term loan due through 2002, 6.5% (f)                                                          150.0          300.0
Term certificates due 1999, 6.6% (g)                                                          145.0          175.0
8.625% unsecured notes due 1996, net of discount (1995--$3.8)                                     -          196.2
Unsecured notes due through 1999, 12.1%                                                        79.0           89.0
Hushkit financing due through 2002, 7.6% (h)                                                   12.3           12.3
Other                                                                                          65.6          199.4
-------------------------------------------------------------------------------------------------------------------
Total long-term debt                                                                        2,060.4        2,467.1
  Less current maturities                                                                     144.4          329.7
-------------------------------------------------------------------------------------------------------------------
                                                                                          $ 1,916.0     $  2,137.4
-------------------------------------------------------------------------------------------------------------------


(a) In April 1996, the Company restructured floating rate notes with certain manufacturers. Principal repayments are due semi-annually beginning 2001.

(b) In December 1994, the Company completed a structured aircraft financing transaction in which 13 Airbus A320 aircraft were transferred from Northwest (subject to existing indebtedness) to an owner trust (NWA Trust No. 2). A limited partnership, of which Northwest is the limited partner and Norbus, Inc. (an affiliate of Airbus Industrie A.I.E.) is the general partner, is the sole equity participant in the owner trust. All proceeds from the transaction were used to repay equipment pledge notes which had previously been issued to finance the acquisition of these aircraft by Northwest. The aircraft were simultaneously leased back to Northwest.

Financing of $352 million was obtained through the issuance of $176 million of 9.25% Class A Senior Aircraft Notes, $66 million of 10.23% Class B Mezzanine Aircraft Notes, $44 million of 11.30% Class C Mezzanine Aircraft Notes and $66 million of 13.875% Class D Subordinated Aircraft Notes. The notes are payable semiannually from rental payments made by Northwest under the lease and are secured by the aircraft subject to the lease as well as the lease itself.

(c) In March 1992, the Company completed agreements with the Minneapolis-St. Paul Metropolitan Airports Commission ("MAC") for the sale and leaseback of various corporate assets. The sale-leaseback agreements, which are accounted for as debt, call for increasing quarterly payments over a 30-year term and include a provision which gives the Company the option to repurchase the assets. The agreements with the MAC are part of a group of financing arrangements with the State of Minnesota and other government agencies.

(d) In March 1994, Northwest consummated a financing transaction in which six Boeing 747-200 and four Boeing 757-200 aircraft were sold to an owner trust (NWA Trust No. 1) of which NWA Aircraft Finance, Inc., an indirect subsidiary of the Company, is the sole equity participant. A portion of the purchase price was financed through the issuance of $177 million of 8.26% Class A Senior Aircraft Notes and $66 million of 9.36% Class B Subordinated Aircraft Notes. The aircraft were simultaneously leased back to Northwest. The notes are payable semiannually from rental payments made by Northwest under the lease and are secured by the aircraft subject to the lease as well as the lease itself.

(e) In December 1996, the Company issued $152 million of Senior Unsecured Floating Rate Notes, due in two installments of $76 million each in July 1997 and January 1998.

(f) During 1996, the Company prepaid $150 million of its $300 million term loan. In October 1996, the Company amended its credit agreement (the "Credit Agreement") to extend the final maturity of the term loan to 2002. The floating rate term loan is payable in three equal annual installments beginning 2000.

The amended Credit Agreement also provides an unsecured $500 million revolving credit facility scheduled to expire in October 2001. A commitment fee (.225% at December 31, 1996) is payable by the Company on the unused portion of the revolving credit facility at a floating rate per annum determined by reference to the Company's unsecured debt rating. At December 31, 1996, $486.8 million remained available to be borrowed as a result of the issuance on behalf of the Company of $13.2 million of letters of credit.

(g) In March 1994, Northwest agreed to sell certain receivables on an ongoing basis to Northwest Capital Funding Corp., an indirect subsidiary of the Company, which has issued through a master trust floating rate Term Certificates. These privately placed certificates require payment of interest only during their term with the principal due in 1999 and are secured by the purchased receivables and restricted cash.

(h) The Company has arranged supplier financing of engine hushkit shipsets for DC-9 and 727 aircraft. The credit facilities allow for borrowings up to approximately $170 million prior to December 1999. Generally, amounts borrowed under the facilities are payable in quarterly installments over six years commencing not later than one year from the date of such borrowing.

Maturities of long-term debt for the five years subsequent to December 31, 1996 are as follows (in millions):

    1997                $  144.4
    1998                   165.3
    1999                   220.2
    2000                   110.5
    2001                   127.9

The debt and lease agreements of the Company contain certain restrictive covenants, including limitations on indebtedness, equity redemptions and the declaration of dividends, as well as requirements to maintain certain financial ratios, including collateral coverage ratios. At December 31, 1996, the Company was in compliance with the covenants of all of its debt and lease agreements. Various assets, principally aircraft, having an aggregate book value of $2.2 billion at December 31, 1996, were pledged under various loan agreements.

Cash payments of interest, net of capitalized interest, aggregated $263.3 million in 1996, $365.6 million in 1995, and $332.7 million in 1994.

The maximum and average outstanding balances of short-term borrowings, used primarily for financing aircraft insurance premiums, fuel hedging activities and the acquisition of preferred stock (see Note F) were as follows (dollars in millions):

--------------------------------------------------------------------------------
                                  1996           1995           1994
--------------------------------------------------------------------------------
Maximum amount of
  borrowings outstanding
  during period                  $418.0          $50.5          $46.4

Average daily borrowings
   during period                 $193.7          $23.1          $17.8

Weighted average interest
  rate on borrowings
  during period                   7.00%          5.81%          5.95%
--------------------------------------------------------------------------------

NOTE D - LEASES
The Company leases certain aircraft, space in airport terminals, land and buildings at airports, ticket, sales and reservations offices, and other property and equipment under noncancelable operating leases which expire in various years through 2025. Portions of certain facilities are subleased under noncancelable operating leases expiring in various years through 2020.

At December 31, 1996, the Company leased 126 of the 399 aircraft it operates. Of these, 33 were capital leases and 93 were operating leases. Expiration dates range from 1997 to 2009 for aircraft under capital leases, and from 1997 to 2019 for aircraft under operating leases. The Company's aircraft leases can generally be renewed for terms ranging from one to five years at rates based on the aircraft's fair market value at the end of the lease term. Ninety-six of the 126 aircraft lease agreements provide the Company with purchase options at the end of the lease term which approximate fair market value.

Rental expense for all operating leases consisted of (in millions):

                                          Year Ended December 31
--------------------------------------------------------------------------------
                                   1996           1995           1994
--------------------------------------------------------------------------------
Gross rental expense            $ 596.5        $ 601.9        $ 578.8
Sublease rental income            (62.2)         (57.6)         (57.2)
--------------------------------------------------------------------------------
Net rental expense              $ 534.3        $ 544.3        $ 521.6
--------------------------------------------------------------------------------

At December 31, 1996, future minimum lease payments under capital leases and noncancelable operating leases with initial or remaining terms of more than one year were as follows (in millions):

--------------------------------------------------------------------------------
                                               Capital      Operating
                                                Leases        Leases
--------------------------------------------------------------------------------
1997                                          $  120.2     $    452.2
1998                                             113.5          452.7
1999                                             105.4          422.4
2000                                             103.2          405.8
2001                                             104.1          394.5
Thereafter                                       583.6        4,541.8
--------------------------------------------------------------------------------
                                               1,130.0        6,669.4
Less sublease rental income                                      85.3
--------------------------------------------------------------------------------
Total minimum operating
  lease payments                                            $ 6,584.1
--------------------------------------------------------------------------------
Less amounts
  representing interest                          357.8
--------------------------------------------------------------------------------
Present value of future
  minimum capital  lease payments                772.2
Less current obligations
  under capital leases                            61.7
--------------------------------------------------------------------------------
Long-term obligations
  under capital leases                        $  710.5
--------------------------------------------------------------------------------

NOTE E - MANDATORILY REDEEMABLE PREFERRED SECURITY OF SUBSIDIARY WHICH HOLDS SOLELY NON-RECOURSE OBLIGATION OF COMPANY
In October 1995, the Company completed a restructuring of its yen-denominated non-recourse obligation secured by land and buildings the Company owns in Tokyo. A newly formed consolidated subsidiary of the Company (the "Subsidiary") entered into a Japanese business arrangement designated under Japanese law as a tokumei kumiai ("TK"). Pursuant to the TK arrangement, the holder of the non-recourse obligation restructured such obligation and then assigned title to and ownership of such obligation to the Subsidiary as operator under the TK arrangement in exchange for a preferred interest in the profits and returns of capital from the business of the Subsidiary (the "Preferred Security"). The restructured non-recourse obligation is the sole asset of the Subsidiary. As a result of this restructuring, the original holder of such non-recourse obligation is no longer a direct creditor of the Company and the Company's obligation is reflected in the Company's Consolidated Balance Sheet as "Mandatorily Redeemable Preferred Security of Subsidiary which holds solely non-recourse obligation of Company". NWAC has guaranteed the obligation of the Subsidiary to distribute payments on the Preferred Security pursuant to the TK arrangement if and to the extent payments are received by the Subsidiary.

The restructured obligation matures in three approximately equal annual installments due in 2005, 2006 and 2007. In addition to these installments, cash payments on the restructured obligation will be payable semiannually at the rate of 4% per annum until March 31, 2000 and at a rate based upon a floating long-term Japanese prime rate (capped at 6%) thereafter. During the first three years, one-fourth of the cash payments are applied to reduce the obligation. The obligation remains non-recourse to the Company. In addition, the Company retains the ability (exercisable at any time after September 30, 2001) to transfer the property in full satisfaction of all Company obligations related to the financing.

The initial financial statement carrying value of the Preferred Security reflected the fair value as of the closing date. The excess of the financial statement carrying value of the original non-recourse obligation over the fair value of the Preferred Security at the date of the restructuring resulted in a 1995 gain of $62 million, net of tax. This gain, together with losses on other debt extinguishments, is shown as an extraordinary item.

The carrying value is being accreted over 12 years from October 1995 to the ultimate maturity value of 72.9 billion yen ($628.8 million based on the December 31, 1996 exchange rate). Such accretion is included as a component of "Interest of mandatorily redeemable preferred security holder" in the Consolidated Statements of Income.

NOTE F - SERIES A AND SERIES B REDEEMABLE PREFERRED STOCK
Series A and Series B Preferred Stock issued and outstanding consisted of the following (dollars in millions):


-----------------------------------------------------------------------------------------------------------------------------------
                                                       SERIES A                      SERIES B              ACCRUED
                                               SHARES         AMOUNT         SHARES         AMOUNT       DIVIDENDS         TOTAL
-----------------------------------------------------------------------------------------------------------------------------------
BALANCE JANUARY 1, 1994                        5,000.0       $  250.0        6,853.0       $  342.7       $   57.9       $  650.6
  Accrued dividends                                  -              -              -              -           53.1           53.1
-----------------------------------------------------------------------------------------------------------------------------------
BALANCE DECEMBER 31, 1994                      5,000.0          250.0        6,853.0          342.7          111.0          703.7
  Exchange of preferred stock
    for common stock                                 -              -       (1,727.0)         (86.4)         (10.7)         (97.1)
  Accrued dividends                                  -              -              -              -           50.3           50.3
-----------------------------------------------------------------------------------------------------------------------------------
BALANCE DECEMBER 31, 1995                      5,000.0          250.0        5,126.0          256.3          150.6          656.9
  Acquisition of preferred stock              (3,691.2)        (184.6)      (2,962.8)        (148.1)        (121.0)        (453.7)
  Accrued dividends                                  -              -              -              -           36.6           36.6
-----------------------------------------------------------------------------------------------------------------------------------
BALANCE DECEMBER 31, 1996                      1,308.8       $   65.4        2,163.2       $  108.2       $   66.2       $  239.8
-----------------------------------------------------------------------------------------------------------------------------------


For each of the Series A and Series B Preferred Stock, 10,000 shares are authorized, par value is $.01 per share and the stated value is $50,000 per share. Both series are entitled to a preference in voluntary and involuntary liquidation, in the amount of $50,000 per share, plus accrued and unpaid dividends. Holders of the Series A and Series B Preferred Stock have voting rights for the election of directors. Both series accrue dividends at 8% per year and dividends accruing prior to August 1, 1998 are deferred until redemption. Dividends are cumulative if unpaid and, to the extent required cash dividends are not paid, the annual dividend rate will increase every six months by 1/2% up to a maximum of 10%.

The Series A Preferred Stock ranks senior to the Series B and Series C Preferred Stock and all classes of common stock with respect to liquidation and dividend rights. The Series A Preferred Stock is redeemable at its liquidation preference at any time, in whole but not in part, at the option of the Company, and must be redeemed in three equal installments starting two years prior to August 1, 2002. Beginning August 1, 1998, dividends are payable semiannually in cash.

The Series B Preferred Stock ranks senior to the Series C Preferred Stock and all classes of common stock with respect to liquidation and dividend rights. The Series B Preferred Stock is redeemable at its liquidation preference at any time, in whole or in $50 million increments, at the option of the Company, and must be redeemed in three equal installments starting two years prior to August 1, 2003. The consent of the holders of the Series A Preferred Stock must be received in order to redeem or repurchase the Series B Preferred Stock. Beginning August 1, 1998, dividends are payable semiannually in cash if all the accrued dividends on the Series A Preferred Stock have been paid.

In July 1996, the Company acquired from KLM 3,691.2 shares of Series A Preferred Stock and 2,962.8 shares of Series B Preferred Stock in exchange for two unsecured promissory notes aggregating $379 million, both of which were repaid December 1996. These transactions resulted in an increase to net income applicable to common stockholders of $74.5 million. In connection with these repurchases, KLM as a holder of Series A and Series B Preferred Stock consented through August 15, 1998 to the Company's payment of dividends on, and its redemptions or repurchases of, its common stock, Series C Preferred Stock and Series B Preferred Stock.

In January 1995, the Company consumated an agreement with Bankers Trust New York Corporation to exchange 1,727 shares of the Company's Series B Preferred Stock for 2,050,000 shares of newly issued Class B Common Stock. This transaction resulted in a transfer from redeemable preferred stock to common stockholders' equity deficit of $96.8 million, net of expenses, and an increase to net income applicable to common stockholders of $58.9 million.

NOTE G - COMMON STOCKHOLDERS' EQUITY (DEFICIT)
The Company's classes of common stock consisted of (shares in millions):


-------------------------------------------------------------------------------------------------------------------
                                                                Class A voting    Class B non-voting
                                                                Par value $.01      Par value $.01           TOTAL
-------------------------------------------------------------------------------------------------------------------
BALANCE AT JANUARY 1, 1994                                            39.7                18.3                58.0
  Issuance of common stock                                            20.4                   -                20.4
  Shares issued to employee trusts                                     5.1                  .7                 5.8
  Conversion of Class B to Class A                                    11.8               (11.8)                  -
  Other                                                                 .1                   -                  .1
-------------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1994                                          77.1                 7.2                84.3
  Exchange of Series B Preferred Stock for common stock                  -                 2.0                 2.0
  Shares issued to employee trusts                                     3.0                  .4                 3.4
  Conversion of Class B to Class A                                     6.2                (6.2)                  -
  Conversion of Series C Preferred Stock                                .4                  .1                  .5
  Other                                                                1.1                   -                 1.1
-------------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1995                                          87.8                 3.5                91.3
  Shares issued to employee trusts                                     4.2                  .6                 4.8
  Conversion of Class B to Class A                                      .3                 (.3)                  -
  Conversion of Series C Preferred Stock                                .9                  .1                 1.0
  Other                                                                 .5                   -                  .5
-------------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1996                                          93.7                 3.9                97.6
-------------------------------------------------------------------------------------------------------------------

Authorized shares are 250 million and 65 million of Class A and Class B Common Stock, respectively. Shares of Class B Common Stock are convertible at any time into an equal number of shares of Class A Common Stock and vice versa. The Company is effectively precluded from paying dividends or repurchasing for cash its common stock without the consent of the holders of the Series A and Series B Preferred Stock.

Pursuant to the Stockholder Rights Plan (the "Rights Plan"), each share of common stock has attached thereto a right and, until the rights expire or are redeemed, each new share of common stock issued by the Company, including the shares of common stock into which the Series C Preferred Stock is convertible, will include one right. Upon the occurrence of certain events, each right entitles the holder to purchase one one-hundredth of a share of Series D Junior Participating Preferred Stock at an exercise price of $150, subject to adjustment. The rights become exercisable only after any person or group (other than the trusts holding common stock for the benefit of employees) acquires beneficial ownership of 19% or more of the Company's "outstanding" common stock (as defined in the Rights Plan) or commences a tender or exchange offer that would result in such person or group acquiring beneficial ownership of 19% or more of the Company's outstanding common stock. If any person or group acquires beneficial ownership of 19% or more of the Company's outstanding common stock, the holders of the rights (other than the acquiring person or group) will be entitled to receive upon exercise of the rights, Class A Common Stock of the Company having a market value of two times the exercise price of the right. In addition, if after the rights become exercisable the Company is involved in a merger or other business combination or sells more than 50% of its assets or earning power, each right will entitle its holder (other than the acquiring person or group) to receive common stock of the acquiring company having a market value of two times the exercise price of the rights. The rights expire on November 16, 2005 and may be redeemed by the Company at a price of $.01 per right prior to the time they become exercisable.

In December 1996, the Company's Board of Directors approved a stock repurchase program (to which the holders of the Series A and Series B Preferred Stock have consented) authorizing the Company to repurchase up to five million shares of its Class A Common Stock from time to time in open market or negotiated transactions.

The Company has stock option plans for officers and key employees. Options generally become exercisable in equal annual installments over four or five years and expire 10 years from the date of the grant. The Company's policy is to grant options with the exercise price equal to the market price of the common stock on the date of grant.

To the extent that options are granted with an exercise price less than the market price on the date of the grant, compensation expense is recognized over the vesting period of the grant.

Following is a summary of stock option activity (in thousands, except per share amounts):



------------------------------------------------------------------------------------------------------------------------------------
                                                     1996                          1995                          1994
------------------------------------------------------------------------------------------------------------------------------------
                                                           WEIGHTED-AVG.                 WEIGHTED-AVG.                 WEIGHTED-AVG.
                                               SHARES     EXERCISE PRICE     SHARES     EXERCISE PRICE     SHARES     EXERCISE PRICE
------------------------------------------------------------------------------------------------------------------------------------
Outstanding at beginning of year               3,509            $ 10.57      4,525            $   8.70     2,891            $  5.65
Granted                                        1,836              35.04        206               26.06     1,852              13.19
Forfeited                                      (118)              15.55      (165)               10.72      (61)               4.74
Canceled                                           -               -             -                -         (19)              24.43
Exercised                                      (453)               7.92    (1,057)                5.38     (138)               4.74
Outstanding at end of year                     4,774              20.11      3,509               10.56     4,525               8.70
Exercisable at end of year                     1,907               9.16      1,594                7.95     1,835               5.91
Class A Common Stock:
  Reserved for issuance                        7,948                         4,948                         4,948
  Available for future grants                  1,487                           205                           246


AT DECEMBER 31, 1996:


                                                       OPTIONS OUTSTANDING                                   OPTIONS EXERCISABLE
------------------------------------------------------------------------------------------------------------------------------------
                                                           WEIGHTED-AVG.
RANGE OF                                                     REMAINING         WEIGHTED-AVG.                           WEIGHTED-AVG.
EXERCISE PRICES                                SHARES    CONTRACTUAL LIFE     EXERCISE PRICE               SHARES     EXERCISE PRICE
------------------------------------------------------------------------------------------------------------------------------------
$ 4.74  to  $13.00                             2,442          6.7  years         $  9.10                   1,665            $  7.85
  14.00 to   31.875                            1,102          8.5                  25.89                     232              17.29
  34.00 to   43.688                            1,230          9.7                  36.79                      10              38.23


The weighted-average fair value of options granted during 1996 and 1995 is $14.89 and $11.68 per option, respectively. The fair value of each option grant is estimated as of the date of grant using the Black-Scholes single option-pricing model assuming a weighted average risk-free interest rate of 6.4% and 6.9% for 1996 and 1995, respectively, and expected lives of six years and volatility of 30% for 1996 and 1995. Had compensation expense for stock options been determined based on the fair value method (instead of intrinsic value method) at the grant dates for awards, the Company's 1996 and 1995 net income and earnings per share would have decreased by less than 1%. The effects of applying the fair value method of measuring compensation expense for 1996 and 1995 are likely not representative of the effects for future years in part because the fair value method was applied only to stock options granted after December 31, 1994.

A long term performance and retention plan was established in 1996 under which 500,000 phantom stock units were awarded at no cost. The units are payable in cash based on the market value of the Company's common stock at the time the units vest. Of the units granted, 100,000 of the units vested and were paid in 1996. The remaining 400,000 units can vest, subject to the satisfaction of performance criteria, in installments over two-year performance periods, the first of which ends in 1998 and the final of which ends in 2004. As of December 31, 1996, 400,000 units were outstanding, none of which were vested.

NOTE H - INCOME TAXES
Income tax expense consisted of the following (in millions):

                                                 Year Ended December 31
-------------------------------------------------------------------------------
                                           1996           1995           1994
--------------------------------------------------------------------------------
CURRENT:
  Federal                               $ 175.0         $ 89.1         $ 11.9
  Foreign                                   4.1            3.9            5.3
  State                                    22.3           13.0            5.3
--------------------------------------------------------------------------------
                                          201.4          106.0           22.5

DEFERRED:
  Federal                                 112.1           91.4          168.1
  Foreign                                  16.6             .7           (5.3)
  State                                     6.2            3.3           17.5
--------------------------------------------------------------------------------
                                          134.9           95.4          180.3
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
Total income tax
  expense                                $336.3        $ 201.4        $ 202.8
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

Reconciliation of the statutory rate to the Company's income tax expense is as follows (in millions):

                                                 Year Ended December 31
--------------------------------------------------------------------------------
                                           1996           1995           1994
--------------------------------------------------------------------------------
Statutory rate applied
  to income before
  income taxes and
   extraordinary item                    $305.3         $190.2         $174.4
Add (deduct):
  State income tax net
    of federal benefit                     18.5           13.5           16.0
  Non-deductible meals
    and entertainment                       9.5            9.0            8.9
  Adjustment to valuation
    allowance and other
    income tax accruals                     6.2          (12.3)           3.0
  Other                                    (3.2)           1.0             .5
--------------------------------------------------------------------------------
Total income tax
  expense                                $336.3         $201.4        $ 202.8
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

The net deferred tax liabilities listed below include a current net deferred tax asset of $95.5 million and $82.8 million and a long-term net deferred tax liability of $947.2 million and $772.5 million as of December 31, 1996 and 1995, respectively.

Significant components of the Company's net deferred tax liability were as follows (in millions):

                                                            December 31
--------------------------------------------------------------------------------
                                                        1996           1995
--------------------------------------------------------------------------------
DEFERRED TAX LIABILITIES:
  Financial accounting basis
    of assets in excess of tax
    basis                                            $ 1,392.0      $ 1,357.5
  Expenses other than
    depreciation accelerated
    for tax purposes                                     287.9          260.1

  Other                                                    7.9           22.9
--------------------------------------------------------------------------------
    Total deferred tax liabilities                     1,687.8        1,640.5
--------------------------------------------------------------------------------

DEFERRED TAX ASSETS:
  Pension and postretirement
    benefits                                             186.3          273.1
  Expenses accelerated for
    financial reporting
    purposes                                             437.4          326.2
  Leases capitalized for
    financial reporting
    purposes                                             114.8          141.2
  Alternative minimum tax
    credit carryforwards                                  97.6          145.6
  Net operating loss
    carryforwards                                          -             48.1
  Foreign tax credit
    carryforwards                                          -             16.6
--------------------------------------------------------------------------------
  Total deferred tax assets                              836.1          950.8
--------------------------------------------------------------------------------
Net deferred tax liability                           $   851.7      $   689.7
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

As of December 31, 1996, the Company has utilized all of its regular net operating loss carryforwards ("NOLs"). For tax purposes, the Company utilized NOLs of approximately $129.5 million, $684.4 million and $394.4 million in 1996, 1995 and 1994, respectively. The Company utilized alternative minimum tax net operating losses ("AMTNOLs") of $105.1 million and $446.7 million in 1995 and 1994, respectively. The Company has alternative minimum tax credits of approximately $97.6 million available for carryforward to future years' tax returns. The alternative minimum tax credit has an unlimited carryforward period. In 1995, the Company utilized its remaining AMTNOL carryforward, as well as its remaining investment credit carryforward and its remaining foreign tax credits available for alternative minimum tax purposes.

Sections 382 and 383 of the Internal Revenue Code of 1986 (the "Code") and the regulations thereunder impose limitations on the carryforward amounts of NOLs, AMTNOLs and credits that can be used to offset taxable income (or used as a credit) in any single year if the corporation experiences more than a 50% ownership change, as defined therein, over a three-year testing period ending on any testing date. The annual limitation on the amount of such NOLs, AMTNOLs and credits is calculated in part based on the value of the Company's stock. Management believes that the offering of outstanding common stock by existing stockholders in November 1995 triggered an ownership change, but that no ownership change occurred prior to the offering. If such an ownership change in fact occurred as a result of the November 1995 offering, management believes that even as limited by Sections 382 and 383 of the Code, the NOLs, AMTNOLs and credits would be used significantly earlier than their expiration, and the annual limitation would not have an adverse impact on the Company. However, if the Internal Revenue Service (the "IRS") were to assert successfully that an ownership change had occurred on any prior date, including August 1, 1993 (the date of the labor agreements), the impairment of the Company's ability to use its NOLs, AMTNOLs and credit carryforwards would be significant because the value of the Company's stock on certain prior testing dates (which adversely affects the annual limitation described above) was relatively low.

In November 1995, the IRS issued proposed adjustments to the tax returns of the Company for the 1988 through 1991 tax years. Certain of these proposed adjustments result from a disagreement between the Company and the IRS as to the timing of the recognition of approximately $385 million of taxable income. The IRS has also proposed that the Company recognize additional taxable income of approximately $375 million. The Company disagrees with the IRS' proposals. The Company is vigorously contesting all of the proposed adjustments and believes that its positions are correct. To the extent the IRS were to prevail on any of these issues, the Company would recognize taxable income and utilize net operating loss carryforwards sooner than otherwise scheduled. For financial reporting purposes, any adjustments to taxable income would largely be accounted for as temporary differences and would not result in a material charge to income tax expense.

NOTE I - COMMITMENTS

The Company's new aircraft orders as of December 31, 1996, include commitments to acquire 20 Airbus A320 aircraft (13 in 1998 and seven in 1999), 25 Boeing 757-200 aircraft from 2003 through 2005, and 16 Airbus A330 aircraft (eight each in 2004 and 2005). The Company also has agreed to purchase three DC9-30 aircraft in 1997. Committed expenditures for these aircraft and related equipment, including estimated amounts for contractual price escalations and predelivery deposits, will be approximately: $19 million in 1997, $536 million in 1998, $298 million in 1999, $87 million in 2001, and $3.6 billion from 2002 to 2005. The Company has substitution rights with respect to the Airbus A330 aircraft.

In addition to the above, the Company has ordered four Boeing 747-400 aircraft at an aggregate cost, including related equipment and contractual price escalations, of approximately $750 million. The Company is scheduled to take delivery of two aircraft in 2002 and two aircraft as early as 1999 or as late as 2003. The Company is required to make pre-delivery deposits approximately two years prior to delivery of the aircraft.

Consistent with prior practice, the Company intends to finance its aircraft deliveries through a combination of internally generated funds, debt and lease financing. Financing has been arranged for the Airbus A320 aircraft deliveries. This financing is available for use at the option of the Company and can be utilized as either debt or lease financing. In addition, the Company has another facility (which expires in October 1999) pursuant to which the lenders have extended commitments to provide, at the option of the Company, up to $240 million of debt financing for up to six B757 aircraft delivered in 1996 and/or the Airbus A320 aircraft to be delivered in 1998 and 1999. There were no borrowings outstanding under this facility at December 31, 1996. Loans thereunder have a final maturity not later than October 2016.

NOTE J - LITIGATION

The Company is involved in a variety of legal actions relating to antitrust, contract, trade practice, environmental and other legal matters relating to the Company's business. While the Company is unable to predict the ultimate outcome of these legal actions, it is the opinion of management that the disposition of these matters will not have a material adverse effect on the Company's Consolidated Financial Statements taken as a whole.

NOTE K - PENSION BENEFITS

The Company has several noncontributory pension plans covering substantially all of its employees. The benefits for these plans are based primarily on years of service and/or employee compensation. It is the Company's policy to annually fund at least the minimum contribution as required by the Employee Retirement Income Security Act of 1974.

The net periodic pension cost of defined benefit pension plans included the following (in millions):



                                                                   Year Ended December 31
---------------------------------------------------------------------------------------------------
                                                              1996           1995           1994
---------------------------------------------------------------------------------------------------
Service cost - benefits earned during the period            $ 115.7        $  77.3        $  89.0
Interest cost on projected benefit obligations                267.2          237.0          216.9
Actual (gain) loss on plan assets                            (399.1)        (564.8)          23.4

Net amortization and deferral                                 201.3          361.8         (188.6)
---------------------------------------------------------------------------------------------------
Net periodic pension cost                                   $ 185.1        $ 111.3        $ 140.7
---------------------------------------------------------------------------------------------------


The following table sets forth the defined benefit pension plans' funded status and amounts recognized in the Company's Consolidated Balance Sheets as of December 31 (in millions):


----------------------------------------------------------------------------------------------------------------
                                                              1996                          1995
----------------------------------------------------------------------------------------------------------------
                                                     ASSETS        ACCUMULATED      Assets       Accumulated
                                                     EXCEED         BENEFITS        Exceed        Benefits
                                                   ACCUMULATED       EXCEED       Accumulated      Exceed
                                                    BENEFITS         ASSETS        Benefits        Assets
----------------------------------------------------------------------------------------------------------------
ACTUARIAL PRESENT VALUE OF:
  Vested benefit obligations                        $   218.9       $ 2,792.4     $    221.9      $ 2,702.8
  Nonvested benefit obligations                          25.3           245.7           30.0          277.9
----------------------------------------------------------------------------------------------------------------
  Accumulated benefit obligations                       244.2         3,038.1          251.9        2,980.7
  Effect of projected future salary increases            42.2           374.5           35.5          435.9
----------------------------------------------------------------------------------------------------------------
Projected benefit obligations                       $   286.4       $ 3,412.6     $    287.4     $  3,416.6
----------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------
Plan assets at fair value                           $   292.4       $ 2,716.3     $    268.5     $  2,285.1

Less projected benefit obligations                      286.4         3,412.6          287.4        3,416.6
----------------------------------------------------------------------------------------------------------------
Projected benefit obligations (in excess of)
  less than plan assets                                   6.0          (696.3)         (18.9)      (1,131.5)
Unrecognized prior service cost                           5.1           198.0            4.9          218.6
Unrecognized net loss                                     5.4           346.7           39.7          727.7
Adjustment required to recognize minimum liability        -            (188.4)           -           (528.5)
----------------------------------------------------------------------------------------------------------------
Prepaid (accrued) pension cost at December 31      $     16.5        $ (340.0)   $      25.7     $   (713.7)
----------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------


As of December 31, 1996 and 1995, plan assets were invested primarily in equity and debt securities.

Assumptions used in the accounting for the defined benefit plans as of December 31 were as follows:

--------------------------------------------------------------------------------
                                                    1996        1995       1994
--------------------------------------------------------------------------------
Weighted average discount rate                      7.60%       7.10%      9.15%
Rate of increase in future compensation levels      3.50%       3.50%      3.75%
Expected long-term rate of return on plan assets   10.50%      10.50%     10.50%
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

An additional minimum liability is required to be recorded to the extent that a plan's accumulated benefit obligation less the accrued pension liability exceeds plan assets. The minimum liability is recorded as a long-term liability with a corresponding intangible asset (to the extent of unrecognized prior service cost) with the difference between the minimum liability and the intangible asset recorded as a reduction to equity (net of tax). The minimum pension liability adjustment of $188.4 million has resulted in a $71.6 million intangible asset included in other assets and a $73.5 million, net of tax, cumulative reduction in common stockholders' equity at December 31, 1996.

NOTE L - POSTRETIREMENT HEALTH CARE BENEFITS

The Company sponsors various contributory and noncontributory medical, dental and life insurance benefit plans covering certain eligible retirees and their dependents. Retired employees are not offered Company-paid medical and dental benefits after age 64, with the exception of certain employees who retired prior to 1987 and receive lifetime Company-paid medical and dental benefits. Prior to age 65, the retiree share of the cost of medical and dental coverage is based on a combination of years of service and age at retirement. Medical and dental benefit plans are unfunded and costs are paid as incurred. The pilot group is provided Company-paid life insurance coverage in amounts which decrease based on age at retirement and age at time of death.

Net periodic postretirement benefit cost included the following components (in millions):

                                                    Year Ended December 31
--------------------------------------------------------------------------------
                                                  1996        1995       1994
--------------------------------------------------------------------------------
Service cost                                     $ 10.3      $  7.3     $  6.8
Interest cost                                      22.1        20.8       15.1
Net amortization and deferral                       3.2          .2         .1
Actual gain on plan assets                          (.4)        (.4)       (.5)
--------------------------------------------------------------------------------
Net periodic
  postretirement
  benefit cost                                   $ 35.2      $ 27.9     $ 21.5
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

The following table sets forth the plans' combined funded status and amounts recognized in the Company's Consolidated Balance Sheet as of December 31 (in millions):

--------------------------------------------------------------------------------
                                                             1996       1995
--------------------------------------------------------------------------------

ACCUMULATED POSTRETIREMENT
  BENEFIT OBLIGATION:
  Retirees                                                 $  103.7   $  116.8
  Fully eligible active plan
    participants                                               67.1       52.7
  Other active plan
    participants                                              142.8      116.6
--------------------------------------------------------------------------------
                                                              313.6      286.1

Plan assets at fair value                                       5.1        5.1
--------------------------------------------------------------------------------
Accumulated postretirement
  benefit obligation in excess
  of plan assets                                              308.5      281.0
Unrecognized net loss                                         (72.4)     (65.7)
--------------------------------------------------------------------------------
Accrued postretirement
  benefit cost                                              $ 236.1    $ 215.3
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

At December 31, 1996, the weighted average annual assumed rate of increase in the per capita cost of covered benefits (i.e., health care cost trend rate) is 7.0% for 1997 and is assumed to decrease gradually to 4.5% for 2002 and remain at that level thereafter (a rate of 7.5% was assumed for 1996). This health care cost trend assumption has a significant impact on the amounts reported. For example, increasing the assumed health care cost trend rates by one percentage point would increase the accumulated postretirement benefit obligation as of December 31, 1996, by $35.9 million and the aggregate of the service and interest cost components of net periodic postretirement benefit cost for 1996 by $4.8 million. The weighted average discount rate used in determining the accumulated postretirement benefit obligation was 7.6% at December 31, 1996 and 7.10% at December 31, 1995.

NOTE M - RELATED PARTY TRANSACTIONS

KLM Royal Dutch Airlines owns 21,684,099 shares of Class A Common Stock of the Company at December 31, 1996. During 1992, Northwest and KLM signed a Commercial Cooperation and Integration Agreement. The intent of the agreement is to enhance the joint presence of each airline in the United States, Europe and other destinations by integrating the systems and services of each carrier. Northwest and KLM have been granted antitrust immunity by the U.S. Department of Transportation, enabling them to operate their transatlantic flights pursuant to a joint venture alliance and to coordinate pricing, scheduling, product development and marketing. Northwest and KLM have implemented code-sharing (the joint designation of flights under the Northwest "NW" code and the KLM "KL"
code) on flights to certain European, Middle Eastern, African and U.S. cities, with additional cities planned for 1997. Net settlements, other than normal interline ticket settlements, related to the transatlantic alliance have not been material in any period.

The Company has an investment in WORLDSPAN, an affiliate that provides computer reservations services, which it accounts for using the equity method. The Company recorded expenses for certain reservation system services provided by this affiliate of $83.4 million, $87.7 million and $86.4 million in 1996, 1995 and 1994, respectively.

The Company owns 29.5% of the common stock of Mesaba Holdings, Inc., the holding company of Mesaba Aviation, Inc. ("Mesaba"), which operates as a Northwest Airlink. Northwest has an Airline Services Agreement ("ASA") with Mesaba under which Northwest determines Mesaba's commuter aircraft scheduling. In return, Northwest has agreed to guarantee Mesaba certain pre-tax profit levels for the year ending March 31, 1997. As of December 31, 1996, the Company has leased six Saab 340 aircraft and is committed to lease an additional 44 aircraft. Mesaba has agreed to sublease these aircraft subject to the execution of a new ASA which is currently under negotiation.

The Company entered into a Regional Jet Services Agreement with Mesaba in October 1996. The Company has also agreed to purchase 12 Avro Regional Jet aircraft. These aircraft are scheduled for delivery, eight in 1997 and four in 1998, and will be subleased to Mesaba. Committed expenditures for these aircraft, including related equipment and contractual price escalations, are approximately $300 million.

NOTE N - FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

FAIR VALUES OF FINANCIAL INSTRUMENTS The financial statement carrying values and estimated fair values of the Company's financial instruments, including current maturities, as of December 31 were (in millions):



---------------------------------------------------------------------------------------------------------
                                                           1996                          1995
---------------------------------------------------------------------------------------------------------
                                                 CARRYING         FAIR          Carrying         Fair
                                                   VALUE          VALUE           Value          Value
---------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS:
  Held-to-maturity debt securities:
    Commercial paper                            $   435.6      $   435.6      $   604.7      $   604.7
    Other                                             8.5            8.5          161.7          161.7
  Available-for-sale debt securities                101.5          101.5           70.1           70.1
  Cash                                               13.8           13.8           14.4           14.4
---------------------------------------------------------------------------------------------------------
                                                $   559.4      $   559.4      $   850.9      $   850.9
---------------------------------------------------------------------------------------------------------

SHORT-TERM INVESTMENTS:
  Held-to-maturity debt securities:
    Commercial paper                            $    10.5      $    10.5      $     1.0      $     1.0
    Other                                            91.9           91.9          259.7          259.7
  Available-for-sale debt securities                150.7          150.7            -              -
---------------------------------------------------------------------------------------------------------
                                                $   253.1      $   253.1      $   260.7      $   260.7
---------------------------------------------------------------------------------------------------------

Long-term Debt                                  $ 2,060.4      $ 2,166.7      $ 2,467.1      $ 2,738.8
Mandatorily Redeemable Preferred
  Security of Subsidiary                            549.2          536.2          618.4          611.4
Series A and B Preferred Stock                      239.8          198.7          656.9          522.9

Series C Preferred Stock                            362.8          332.4          288.6          309.3
---------------------------------------------------------------------------------------------------------



The Company considers all unrestricted investments with an original maturity of three months or less on their acquisition date to be cash equivalents. The Company classifies investments with an original maturity of more than three months that are expected to be sold or called by the issuer within the next year, and those temporarily restricted, as short-term investments. Purchases of short-term investments classified as available-for-sale securities during 1996 were $161.3 million and proceeds from sales of such securities were $10.6 million. At December 31, 1996 and 1995, short-term investments included $60.4 and $140.7 million, respectively, of temporarily restricted investments. The temporarily restricted investments were pledged as collateral under various agreements.

The fair values of the Company's long-term debt were estimated using quoted market prices, where available. For long-term debt and preferred securities not actively traded, other than Series C Preferred Stock, fair values were estimated using discounted cash flow analyses, based on the Company's current incremental borrowing rates for similar types of securities. The fair value of the Series C Preferred Stock shares is based on the assumed conversion to common stock and valuing such shares at the closing quoted market price for Class A Common Stock.

FOREIGN EXCHANGE RISK MANAGEMENT The Company is exposed to the effect of foreign exchange rate fluctuations on the U.S. dollar value of foreign currency-denominated operating revenues and expenses. The Company's largest exposure to foreign currency fluctuations comes from the Japanese yen. In 1996, yen-denominated revenues exceeded yen-denominated expenses by approximately 70 billion yen (which was approximately 56% of the aggregate excess of foreign currency-denominated revenues over foreign currency-denominated expenses). From time to time, the Company uses a collar option strategy to hedge a portion of its anticipated yen-denominated net cash flows. As of December 31, 1996, the Company had $94 million (10.9 billion yen) in collar options outstanding to hedge approximately 85% of its anticipated first quarter 1997 yen net cash flows. The collars involve the purchase of Japanese yen put options coupled with the simultaneous sale of Japanese yen call options with identical expiration dates and notional yen amounts. The Company is exposed to credit loss in the event of nonperformance by counterparties to the yen collar options. The counterparties to the option contracts as of December 31, 1996, consist of five banks. The Company does not anticipate nonperformance by any of these counterparties. The amount of such credit exposure is generally the unrealized gains in such contracts. Realized and unrealized gains and losses on Japanese yen collar option contracts are recognized currently in net income. Open contracts are recorded at fair value since they do not qualify as hedges for financial accounting purposes. As of December 31, 1996, there are no material unrealized gains or losses on outstanding yen collar option contracts.

FUEL PRICE RISK MANAGEMENT The Company manages a portion of the price risk of fuel costs utilizing both regulated exchange traded futures contracts and fuel swap agreements. Gains or losses on hedge contracts are deferred until the related fuel inventory is expensed. As of December 31, 1996, the Company had no material hedges for future fuel requirements.

NOTE O - QUARTERLY FINANCIAL DATA (UNAUDITED)
Unaudited quarterly results of operations for the years ended December 31, 1996 and 1995, are summarized below (in millions, except per share amounts):


------------------------------------------------------------------------------------------------------------------------
                                                                  1st            2nd            3rd            4th
                                                                Quarter        Quarter        Quarter        Quarter
------------------------------------------------------------------------------------------------------------------------
1996:
Operating revenues                                             $ 2,264.8      $ 2,540.4      $ 2,735.2      $ 2,340.1
Operating income                                                   134.4          374.7          469.4           75.3

Net income                                                     $    53.4      $   202.8      $   253.9      $    26.0
------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------

PRIMARY PER COMMON SHARE:
  Before effects of acquisition of preferred stock             $      .41     $     1.90     $     2.42     $      .20

  Acquisition of preferred stock                                     -              -               .73           -
------------------------------------------------------------------------------------------------------------------------
  Earnings per common share                                    $      .41     $     1.90     $     3.15     $      .20
------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------

FULLY DILUTED PER COMMON SHARE:
  Before effects of acquisition of preferred stock             $      .37     $     1.72     $     2.20     $      .19

  Acquisition of preferred stock                                     -              -               .66           -
------------------------------------------------------------------------------------------------------------------------
  Earnings per common share                                    $      .37     $     1.72     $     2.86     $      .19
------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------

1995:
Operating revenues                                             $ 2,043.0      $ 2,279.4      $ 2,561.0      $ 2,201.5
Operating income                                                   147.3          249.6          425.2           91.3
Income before extraordinary item                                     2.6          104.8          231.1            3.6
Net gain on extinguishment of debt                                   -              -              -             49.9
Net income                                                     $     2.6      $   104.8      $   231.1      $    53.5
------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------

PRIMARY:
  Before effects of extraordinary item
    and exchange of preferred stock                            $     (.13)    $      .96     $     2.27     $     (.10)
  Net gain on extinguishment of debt                                 -              -              -               .51

  Exchange of preferred stock                                         .65           -              -              -
------------------------------------------------------------------------------------------------------------------------
  Earnings per common share                                    $      .52     $      .96     $     2.27     $      .41
------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------

FULLY DILUTED:
  Before effects of extraordinary item
    and exchange of preferred stock                            $     (.10)    $      .92     $     2.11     $     (.09)
  Net gain on extinguishment of debt                                 -              -              -               .47

  Exchange of preferred stock                                         .61           -              -              -
------------------------------------------------------------------------------------------------------------------------
  Earnings per common share                                    $      .51     $      .92     $     2.11     $      .38
-----------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------


The sum of the quarterly earnings per share amounts does not equal the annual amount reported since per share amounts are computed independently for each quarter and for the full year based on respective weighted average common share equivalents outstanding.

NOTE P - CONDENSED CONSOLIDATED FINANCIAL INFORMATION OF NORTHWEST AIRLINES,
INC.

Northwest Airlines Corporation (formerly Wings Holdings Inc.) and its wholly owned subsidiary, Wings Acquisition Corp., were formed and incorporated by a group of investors in order to acquire all of the outstanding stock of NWA Inc. (the "Acquisition"), the parent company of Northwest Airlines, Inc. In 1989, Wings Acquisition Corp. was merged with and into NWA Inc., with NWA Inc. being the surviving entity. The Acquisition was recorded using the purchase method of accounting and, accordingly, the purchase price was allocated to the assets acquired and liabilities assumed based on their estimated fair market value at the date of Acquisition, determined primarily by independent appraisals.

After reflecting these values and certain acquisition indebtedness of NWA Inc. in the financial statements of Northwest, condensed financial information of Northwest consists of the following (in millions):



CONDENSED CONSOLIDATED STATEMENTS OF INCOME

                                                                   Year Ended December 31
---------------------------------------------------------------------------------------------------
                                                             1996           1995           1994
---------------------------------------------------------------------------------------------------
Operating revenues                                        $ 9,651.3      $ 8,806.6      $ 8,057.0
Operating expenses                                          8,641.7        7,937.0        7,257.7
---------------------------------------------------------------------------------------------------
Operating income                                            1,009.6          869.6          799.3
Other income (expense)                                       (183.6)        (316.4)        (298.1)
---------------------------------------------------------------------------------------------------
Income before income taxes and extraordinary item             826.0          553.2          501.2
Income tax expense                                            308.8          215.9          198.2
---------------------------------------------------------------------------------------------------
Income before extraordinary item                              517.2          337.3          303.0
Net gain on extinguishment of debt                              -             50.4            -
---------------------------------------------------------------------------------------------------
Net income                                                $   517.2      $   387.7      $   303.0
---------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------



CONDENSED CONSOLIDATED BALANCE SHEET DATA
                                                                 December 31
------------------------------------------------------------------------------------
                                                             1996           1995
------------------------------------------------------------------------------------
Current assets                                            $ 1,626.8      $ 1,861.1
Noncurrent assets                                           5,818.3        5,460.9
Current liabilities                                         2,832.2        2,535.6
Long-term debt and obligations under capital leases         2,103.9        2,351.8
Deferred credits and other liabilities                        935.7        1,277.3
Mandatorily redeemable preferred security of subsidiary       549.2          618.4
------------------------------------------------------------------------------------
------------------------------------------------------------------------------------


                                      SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: March 6, 1997

                                  NORTHWEST AIRLINES CORPORATION


                                  By:     /s/ Mark W. Osterberg

                                  Name:   Mark W. Osterberg
                                  Title:  Vice President/Chief Accounting
                                          Officer

                                    EXHIBIT INDEX


EXHIBIT NUMBER                DESCRIPTION
--------------                -----------

    23.1                Consent of Ernst & Young LLP

    25.1                Form T-1

    27.1                Financial Data Schedule

    99.1 Prospectus Supplement, Subject to Completion, dated March 6, 1997 (as filed pursuant to Rule 424(b)(3) (File Nos. 333-13307 and 333-2516) and incorporated herein by reference)